WEIL, GOTSHAL & MANGES LLP
1300 Eye Street NW, Suite 900
Washington, DC 20005-3314
Telephone: (202) 682-7000
Facsimile: (202) 857-0940

December 6, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:  H. Christopher Owings

Re:	Hollywood Media Corp.
Form 10-Q/A for the Fiscal Quarter ended June 30, 2010
Filed August 26, 2010
Form 10-K/A for Fiscal Year ended December 31, 2009
Filed April 30, 2010
Form 10-K for Fiscal Year ended December 31, 2009
Filed March 19, 2010
File No. 1-14332

Dear Mr. Owings:

I am writing on behalf of my client, Hollywood Media Corp. (the “Company”), in connection with the comments of the Staff set forth in a letter dated November 8, 2010, with respect to the above-referenced filings.  This is to confirm that the Company requested an extension of the previously extended deadline for response (December 3, 2010), pursuant to a telephone discussion I had with Mr. Hobbs on Monday, November 29, 2010.  On Wednesday, December 1, 2010, Mr. Hobbs indicated to my assistant, Sheila Wilson, that the Staff had determined to grant an extension until the close of business on December 8, 2010.  The Company greatly appreciates this extension, and fully intends to submit its response to the Staff’s comments at or before the close of business on Wednesday, December 8, 2010.

Thank you very much for the Staff’s consideration in this matter.  If you have any questions, please do not hesitate to call me at (202) 682-7147.

Sincerely yours,

/s/ Cathy Dixon

Cathy Dixon

cc:	Milwood Hobbs, Securities and Exchange Commission
Scott Gomez, Hollywood Media Corp.
James Moakley, Hollywood Media Corp.
Howard B. Dicker, Weil, Gotshal & Manges LLP
Todd R. Chandler, Weil, Gotshal & Manges LLP